SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

iBASIS, INC.
(Name of Subject Company (Issuer))

KPN B.V.
(Offeror)

KONINKLIJKE KPN N.V.
(Parent of Offeror)

CELTIC ICS INC.
(Wholly Owned Subsidiary of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, $0.001 PAR VALUE
(Title of Class of Securities)

450732201
(CUSIP Number of Class of Securities)

Michel Hoekstra
Koninklijke KPN N.V.
Maanplein 55
2516 CK, The Hague, The Netherlands
+31 70 446 2093

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Mark I. Greene, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, New York 10019
(212) 474-1000

CALCULATION OF FILING FEE
Transaction Valuation(1)	Amount of Filing Fee(2)
$48,216,244	$2,690
(1)           Estimated for purposes of calculating the filing fee only.  This amount is determined by multiplying 31,107,254 shares of common stock, par value $0.001 per share (the “Shares”), of iBasis, Inc. (the “Company”) by $1.55 per Share, which is the offer price.  Such number of Shares represents the 71,228,328 Shares issued and outstanding as of April 30, 2009, as reported in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009, less the 40,121,074 Shares already owned by KPN B.V.

(2)           The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 and Fee Rate Advisory #5 for fiscal year 2009, issued March 11, 2009, by multiplying the transaction value by .0000558.
☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐      Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐      Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) is filed by (i) KPN B.V., a private limited liability company organized under the laws of The Netherlands (“Purchaser”) and a wholly owned subsidiary of Koninklijke KPN N.V., a public company incorporated under the laws of The Netherlands (“Parent”), (ii) Parent and (iii) Celtic ICS Inc., a Delaware corporation (“Merger Sub”) and a wholly owned subsidiary of Purchaser.  This Schedule TO relates to the offer (the “Offer”) by Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of iBasis, Inc., a Delaware corporation (the “Company”), that are not already owned by Purchaser at a purchase price of $1.55 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 28, 2009 (together with any amendments and supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.  The information in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated herein by reference in response to all the items of this Schedule TO, including, without limitation, all of the information required by Schedule 13E-3 that is not included in or covered by the items in Schedule TO, and is supplemented by the information specifically provided herein.

Item 1.	Summary Term Sheet.

The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:

“Summary Term Sheet”

Item 2.	Subject Company Information.

(a)           The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Introduction”
“The Tender Offer—Section 7—Certain Information Concerning the Company”

(b)           The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Introduction”
“The Tender Offer—Section 7—Certain Information Concerning the Company”

(c)           The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:

“The Tender Offer—Section 6—Price Range of Shares; Dividends”

Item 3.	Identity and Background of Filing Person.

(a)           The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Introduction”
“The Tender Offer—Section 8—Certain Information Concerning Parent, Purchaser, Merger Sub and Their Directors and Executive Officers”
Schedule I to the Offer to Purchase

(b)           The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:

“The Tender Offer—Section 8—Certain Information Concerning Parent, Purchaser, Merger Sub and Their Directors and Executive Officers”

(c)           The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“The Tender Offer—Section 8—Certain Information Concerning Parent, Purchaser, Merger Sub and Their Directors and Executive Officers”
Schedule I to the Offer to Purchase

Item 4.	Terms of the Transaction.

(a)           The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Summary Term Sheet”
“Introduction”
“Special Factors—Section 3—Plans for the Company; Certain Effects of the Offer”
“The Tender Offer—Section 1—Terms of the Offer”
“The Tender Offer—Section 2—Acceptance for Payment and Payment for Shares”
“The Tender Offer—Section 3—Procedures for Accepting the Offer and Tendering Shares”
“The Tender Offer—Section 4—Withdrawal Rights”
“The Tender Offer—Section 5—Certain United States Federal Income Tax Consequences”
“The Tender Offer—Section 10—Dividends and Distributions”
“The Tender Offer—Section 11—Certain Conditions of the Offer”

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a)           The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Special Factors—Section 1—Background of the Offer”
“Special Factors—Section 9—Certain Relationships and Transactions”
“Special Factors—Section 11—Transactions and Arrangements Concerning the Shares”

(b)           The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Summary Term Sheet”
“Special Factors—Section 1—Background of the Offer”
“Special Factors—Section 2—Purpose of and Reasons for the Offer; Consideration of Alternatives”
“Special Factors—Section 3—Plans for the Company; Certain Effects of the Offer”
“Special Factors—Section 8—Certain Effects on Stockholders and Conduct of the Company’s Business if the Offer is Not Consummated”
“Special Factors—Section 9—Certain Relationships and Transactions”
“Special Factors—Section 11—Transactions and Arrangements Concerning the Shares”

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) and (c)(1) through (7) The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Summary Term Sheet”
“Introduction”
“Special Factors—Section 1—Background of the Offer”
“Special Factors—Section 2—Purpose of and Reasons for the Offer; Consideration of Alternatives”
“Special Factors—Section 3—Plans for the Company; Certain Effects of the Offer”
“Special Factors—Section 8—Certain Effects on Stockholders and Conduct of the Company’s Business if the Offer is Not Consummated”
“Special Factors—Section 9—Certain Relationships and Transactions”
“Special Factors—Section 11—Transactions and Arrangements Concerning the Shares”

Item 7.	Source and Amount of Funds or Other Consideration.

(a), (b) and (d) The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Summary Term Sheet”
“The Tender Offer—Section 9—Source and Amount of Funds”

Item 8.	Interest in Securities of the Subject Company.

(a)           The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Introduction”
“Special Factors—Section 1—Background of the Offer”
“Special Factors—Section 9—Certain Relationships and Transactions”
“Special Factors—Section 11—Transactions and Arrangements Concerning the Shares”
“The Tender Offer—Section 8—Certain Information Concerning Parent, Purchaser, Merger Sub and Their Directors and Executive Officers”

(b)           The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:

“Special Factors—Section 11—Transactions and Arrangements Concerning the Shares”

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

(a)           The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:

“The Tender Offer—Section 13—Fees and Expenses”

Item 10.	Financial Statements.

(a)           Financial information with respect to Purchaser, Parent and Merger Sub is not material

(b)           Not material

Item 11.	Additional Information.

(a)(1)           The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Special Factors—Section 1—Background of the Offer”
“Special Factors—Section 9—Certain Relationships and Transactions”
“Special Factors—Section 11—Transactions and Arrangements Concerning the Shares”
“Special Factors—Section 12—Interests of Certain Persons in the Offer”

(a)(2)           The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Special Factors—Section 3—Plans for the Company; Certain Effects of the Offer”
“Special Factors—Section 4—Position of the Company as to the Fairness of the Offer and Second-Step Merger”
“Special Factors—Section 10—Appraisal Rights; Rule 13e-3”
“The Tender Offer—Section 1—Terms of the Offer”
“The Tender Offer—Section 2—Acceptance for Payment and Payment for Shares”
“The Tender Offer—Section 3—Procedures for Accepting the Offer and Tendering Shares”
“The Tender Offer—Section 5—Certain United States Federal Income Tax Consequences”
“The Tender Offer—Section 11—Certain Conditions of the Offer”
“The Tender Offer—Section 12—Certain Legal Matters; Regulatory Approvals”
“The Tender Offer—Section 14—Miscellaneous”

(a)(3)           The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:

“The Tender Offer—Section 12—Certain Legal Matters; Regulatory Approvals”

(a)(4)           The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Special Factors—Section 3—Plans for the Company; Certain Effects of the Offer”
“The Tender Offer—Section 12—Certain Legal Matters; Regulatory Approvals”

(a)(5)           The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Special Factors—Section 1—Background of the Offer”
“The Tender Offer—Section 12—Certain Legal Matters; Regulatory Approvals”

(b)           The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference.

Item 12.	Exhibits.

(a)(1)(i)	Offer to Purchase dated July 28, 2009
(a)(1)(ii)	Letter of Transmittal
(a)(1)(iii)	Notice of Guaranteed Delivery
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(v)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(vi)	Summary Advertisement published in the Wall Street Journal on July 28, 2009
(a)(1)(vii)	Letter dated July 12, 2009 to the board of directors of iBasis, Inc. (incorporated by reference to Exhibit D to the Schedule 13D amendment filed by Purchaser, Parent and Merger Sub on July 13, 2009)
(a)(1)(viii)	Press release issued by Parent on July 13, 2009 (incorporated by reference to Exhibit E to the Schedule 13D amendment filed by Purchaser, Parent and Merger Sub on July 13, 2009)
(b)
Euro 1,500,000,000 Syndicated Revolving Credit Agreement dated as of August 16, 2006 among Parent, ABN AMRO Bank N.V., as facility agent, an original lender, a mandated lead arranger, euro swingline agent and dollar swingline agent, and the other financial institutions party thereto (incorporated by reference to Exhibit C to the Schedule 13D amendment filed by Purchaser, Parent and Merger Sub on July 13, 2009)

(d)(i)
Share Purchase and Sale Agreement dated as of June 21, 2006 between the Company and Purchaser (incorporated by reference to Exhibit 2 to the Schedule 13D amendment filed by Purchaser and Parent on October 11, 2007)

(d)(ii)
Amendment No. 1 dated as of December 18, 2006 to Share Purchase and Sale Agreement between the Company and Purchaser (incorporated by reference to Exhibit 3 to the Schedule 13D amendment filed by Purchaser and Parent on October 11, 2007)

(d)(iii)
Amendment No. 2 dated as of April 26, 2007 to Share Purchase and Sale Agreement between the Company and Purchaser (incorporated by reference to Exhibit 4 to the Schedule 13D amendment filed by Purchaser and Parent on October 11, 2007)

(d)(iv)
Amendment No. 3 dated as of August 1, 2007 to Share Purchase and Sale Agreement between the Company and Purchaser (incorporated by reference to Exhibit 5 to the Schedule 13D amendment filed by Purchaser and Parent on October 11, 2007)

(d)(v)
Registration Rights Agreement dated as of October 1, 2007 between the Company and Purchaser (incorporated by reference to Exhibit 4.01 to the Current Report on Form 8-K filed by the Company on October 5, 2007)

(d)(vi)	Second Amended and Restated By-laws of the Company (incorporated by reference to Exhibit 3.01 to the Current Report on Form 8-K filed by the Company on October 5, 2007)
(d)(vii)	Amendment No. 1 to the Second Amended and Restated By-laws of the Company (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by the Company on November 14, 2007)
(g)	None
(h)	None

Item 13.	Information Required by Schedule 13E-3.

Item 2.	Subject Company Information.

(d)	The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:

“The Tender Offer—Section 6—Price Range of Shares; Dividends”

(e)	The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:

“Special Factors—Section 11—Transactions and Arrangements Concerning the Shares”

(f)	The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Special Factors—Section 1—Background of the Offer”
“Special Factors—Section 5—Position of Parent, Purchaser and Merger Sub as to the Fairness of the Offer and Second-Step Merger”
“Special Factors—Section 9—Certain Relationships and Transactions”
“Special Factors—Section 11—Transactions and Arrangements Concerning the Shares”
“The Tender Offer—Section 8—Certain Information Concerning Parent, Purchaser, Merger Sub and Their Directors and Executive Officers”

Item 4.	Terms of the Transaction.

(c)           None

(d)           The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Special Factors—Section 10—Appraisal Rights; Rule 13e-3”
Schedule II to the Offer to Purchase

(e)           The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:

“Special Factors—Section 10—Appraisal Rights; Rule 13e-3”

(f)           Not applicable

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(c)           The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Summary Term Sheet”
“Special Factors—Section 1—Background of the Offer”
“Special Factors—Section 2—Purpose of and Reasons for the Offer; Consideration of Alternatives”
“Special Factors—Section 3—Plans for the Company; Certain Effects of the Offer”
“Special Factors—Section 8—Certain Effects on Stockholders and Conduct of the Company’s Business if the Offer is Not Consummated”
“Special Factors—Section 9—Certain Relationships and Transactions”
“Special Factors—Section 11—Transactions and Arrangements Concerning the Shares”

(e)           The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Special Factors—Section 1—Background of the Offer”
“Special Factors—Section 9—Certain Relationships and Transactions”
“Special Factors—Section 11—Transactions and Arrangements Concerning the Shares”
“The Tender Offer—Section 8—Certain Information Concerning Parent, Purchaser, Merger Sub and Their Directors and Executive Officers”

Item 6.	Purposes of the Transaction and Plans or Proposals.

(b)           The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Introduction”
“Special Factors—Section 2—Purpose of and Reasons for the Offer; Consideration of Alternatives”
“Special Factors—Section 3—Plans for the Company; Certain Effects of the Offer”

(c)(8)           The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:

“Special Factors—Section 3—Plans for the Company; Certain Effects of the Offer”

Item 7.	Purposes, Alternatives, Reasons and Effects.

(a)           The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Summary Term Sheet”
“Introduction”
“Special Factors—Section 1—Background of the Offer”
“Special Factors—Section 2—Purpose of and Reasons for the Offer; Consideration of Alternatives”
“Special Factors—Section 3—Plans for the Company; Certain Effects of the Offer”

(b)           The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Special Factors—Section 1—Background of the Offer”
“Special Factors—Section 2—Purpose of and Reasons for the Offer; Consideration of Alternatives”

(c)           The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Special Factors—Section 1—Background of the Offer”
“Special Factors—Section 2—Purpose of and Reasons for the Offer; Consideration of Alternatives”
“Special Factors—Section 3—Plans for the Company; Certain Effects of the Offer”
“Special Factors—Section 5—Position of Parent, Purchaser and Merger Sub as to the Fairness of the Offer and Second-Step Merger”

(d)           The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Summary Term Sheet”
“Introduction”
“Special Factors—Section 2—Purpose of and Reasons for the Offer; Consideration of Alternatives”
“Special Factors—Section 3—Plans for the Company; Certain Effects of the Offer”
“Special Factors—Section 5—Position of Parent, Purchaser and Merger Sub as to the Fairness of the Offer and Second-Step Merger”
“Special Factors—Section 8—Certain Effects on Stockholders and Conduct of the Company’s Business if the Offer is Not Consummated”
“Special Factors—Section 10—Appraisal Rights; Rule 13e-3”
“Special Factors—Section 12—Interests of Certain Persons in the Offer”
“The Tender Offer—Section 5—Certain United States Federal Income Tax Consequences”

Item 8.	Fairness of the Transaction.

(a) through (f) The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Summary Term Sheet”
“Introduction”
“Special Factors—Section 1—Background of the Offer”
“Special Factors—Section 2—Purpose of and Reasons for the Offer; Consideration of Alternatives”
“Special Factors—Section 3—Plans for the Company; Certain Effects of the Offer”
“Special Factors—Section 4—Position of the Company as to the Fairness of the Offer and Second-Step Merger”
“Special Factors—Section 5—Position of Parent, Purchaser and Merger Sub as to the Fairness of the Offer and Second-Step Merger”
“Special Factors—Section 6—Summary of Morgan Stanley Presentations”
“Special Factors—Section 7—Certain Projected Company Financial Information
“Special Factors—Section 8—Certain Effects on Stockholders and Conduct of the Company’s Business if the Offer is Not Consummated”
“Special Factors—Section 10—Appraisal Rights; Rule 13e-3”
“The Tender Offer—Section 6—Price Range of Shares; Dividends”
“The Tender Offer—Section 7—Certain Information Concerning the Company”

Item 9.	Reports, Opinions, Appraisals and Negotiations.

(a) and (b) The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Special Factors—Section 1—Background of the Offer”
“Special Factors—Section 5—Position of Parent, Purchaser and Merger Sub as to the Fairness of the Offer and Second-Step Merger”
“Special Factors—Section 6—Summary of Morgan Stanley Presentations”
“The Tender Offer—Section 13—Fees and Expenses”

(c)           The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:

“Special Factors—Section 6—Summary of Morgan Stanley Presentations”

Item 10.	Source and Amounts of Funds or Other Consideration.

(c)           The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“The Tender Offer—Section 9—Source and Amount of Funds”
“The Tender Offer—Section 13—Fees and Expenses”

Item 12.	The Solicitation or Recommendation.

(d)           The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Introduction”
“Special Factors—Section 1—Background of the Offer”
“Special Factors—Section 4—Position of the Company as to the Fairness of the Offer and Second-Step Merger”
“The Tender Offer—Section 8—Certain Information Concerning Parent, Purchaser, Merger Sub and Their Directors and Executive Officers”

(e)           The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Introduction”
“Special Factors—Section 1—Background of the Offer”
“Special Factors—Section 4—Position of the Company as to the Fairness of the Offer and Second-Step Merger”

Item 13.	Financial Statements.

(a)(1)       The audited consolidated financial statements of the Company as of and for the fiscal years ended December 31, 2008 and December 31, 2007, and the notes thereto, are incorporated herein by reference to Item 8 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 filed by the Company on March 13, 2009)

(a)(2)       The unaudited consolidated financial statements of the Company for the three months ended March 31, 2009, and the notes thereto, are incorporated herein by reference to Item 1 of the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009 filed by the Company on May 8, 2009)

(a)(3)       The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:

“The Tender Offer—Section 7—Certain Information Concerning the Company”

(a)(4)       The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:

“The Tender Offer—Section 7—Certain Information Concerning the Company”

        (b)           Not material

(c)           The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:

“The Tender Offer—Section 7—Certain Information Concerning the Company”

Item 14.	Persons/Assets Retained, Employed, Compensated or Used.

(b)           None

Item 16.	Exhibits.

(c)(i)                Presentation of Morgan Stanley dated July 8, 2009
(c)(ii)               Presentation of Morgan Stanley dated June 3, 2009
(f)                     Section 262 of the General Corporation Law of the State of Delaware (included as Schedule II to the Offer to Purchase)

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KPN B.V. by KONINKLIJKE KPN N.V., its sole director

By:	/s/ Michel Hoekstra
Name: Michel Hoekstra
Title: Corporate Legal Officer & Attorney-in-Fact

Date: July 28, 2009

KONINKLIJKE KPN N.V.

By:	/s/ Michel Hoekstra
Name: Michel Hoekstra
Title: Corporate Legal Officer & Attorney-in-Fact

Date: July 28, 2009

CELTIC ICS INC.

By:	/s/ Michel Hoekstra
Name: Michel Hoekstra
Title: Secretary

Date: July 28, 2009

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase dated July 28, 2009
(a)(1)(ii)	Letter of Transmittal
(a)(1)(iii)	Notice of Guaranteed Delivery
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(v)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(vi)	Summary Advertisement published in the Wall Street Journal on July 28, 2009
(a)(1)(vii)	Letter dated July 12, 2009 to the board of directors of iBasis, Inc. (incorporated by reference to Exhibit D to the Schedule 13D amendment filed by Purchaser, Parent and Merger Sub on July 13, 2009)
(a)(1)(viii)	Press release issued by Parent on July 13, 2009 (incorporated by reference to Exhibit E to the Schedule 13D amendment filed by Purchaser, Parent and Merger Sub on July 13, 2009)
(b)
Euro 1,500,000,000 Syndicated Revolving Credit Agreement dated as of August 16, 2006 among Parent, ABN AMRO Bank N.V., as facility agent, an original lender, a mandated lead arranger, euro swingline agent and dollar swingline agent, and the other financial institutions party thereto (incorporated by reference to Exhibit C to the Schedule 13D amendment filed by Purchaser, Parent and Merger Sub on July 13, 2009)

(c)(i)	Presentation of Morgan Stanley dated July 8, 2009
(c)(ii)	Presentation of Morgan Stanley dated June 3, 2009
(d)(i)
Share Purchase and Sale Agreement dated as of June 21, 2006 between the Company and Purchaser (incorporated by reference to Exhibit 2 to the Schedule 13D amendment filed by Purchaser and Parent on October 11, 2007)

(d)(ii)
Amendment No. 1 dated as of December 18, 2006 to Share Purchase and Sale Agreement between the Company and Purchaser (incorporated by reference to Exhibit 3 to the Schedule 13D amendment filed by Purchaser and Parent on October 11, 2007)

(d)(iii)
Amendment No. 2 dated as of April 26, 2007 to Share Purchase and Sale Agreement between the Company and Purchaser (incorporated by reference to Exhibit 4 to the Schedule 13D amendment filed by Purchaser and Parent on October 11, 2007)

(d)(iv)
Amendment No. 3 dated as of August 1, 2007 to Share Purchase and Sale Agreement between the Company and Purchaser (incorporated by reference to Exhibit 5 to the Schedule 13D amendment filed by Purchaser and Parent on October 11, 2007)

(d)(v)
Registration Rights Agreement dated as of October 1, 2007 between the Company and Purchaser (incorporated by reference to Exhibit 4.01 to the Current Report on Form 8-K filed by the Company on October 5, 2007)

(d)(vi)	Second Amended and Restated By-laws of the Company (incorporated by reference to Exhibit 3.01 to the Current Report on Form 8-K filed by the Company on October 5, 2007)
(d)(vii)	Amendment No. 1 to the Second Amended and Restated By-laws of the Company (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by the Company on November 14, 2007)
(f)	Section 262 of the General Corporation Law of the State of Delaware (included as Schedule II to the Offer to Purchase)
(g)	None
(h)	None
(i)	Power of Attorney dated as of July 11, 2009